TRITIUM DCFC LIMITED

48 Miller Street

Murarrie, QLD 4172

Australia

March 17, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gregory Herbers

Re:	Tritium DCFC Limited
Registration Statement on Form F-3
Filed March 10, 2023
File No. 333-270436

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 21, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Tritium DCFC Limited (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Christopher Lueking of Latham & Watkins LLP, counsel to the Company, at (312) 876-7680, or in his absence, Kenneth Sands at (312) 777-7162, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Tritium DCFC Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	General Counsel and Company Secretary

Enclosures

cc: (via e-mail)

Christopher Lueking, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

Michael Collins, General Counsel, Tritium DCFC Limited